Exhibit 12

MicroVision, Inc.

Computation of Ratio of Earnings to Cover Fixed

Charges and Preferred Dividends

(In thousands)

	Three Months Ended March 31, 2011	2006	2007	2008	2009	2010
Pre-tax income (loss) from continuing operations	$(9,037)	$(32,432)	$(26,393)	$(32,620)	$(39,529)	$(47,460)
Fixed charges	15	5,962	519	55	75	69

Earnings available to cover fixed charges	(9,022)	(26,470)	(25,874)	(32,565)	(39,454)	(47,391)

Fixed charges
Interest on indebtedness	13	5,753	513	48	68	62
Interest attributable to rental property (a)	2	12	6	7	7	7
Preferred stock dividend requirements	—	197	—	—	—	—

	15	5,962	519	55	75	69

Ratio of earnings to cover fixed charges (b)	N/A	N/A	N/A	N/A	N/A	N/A
Additional earnings required to cover fixed charges	$9,037	$32,432	$26,393	$32,620	$39,529	$47,460

(a)	Based on a reasonable approximation of the interest factor.
(b)	As earnings were insufficient to cover fixed charges and preferred dividends, if any, no ratio has been presented.